To: Electronic Systems Technology's Board of Directors

Date: February 15, 2022

Subject: Resignation from the Board of Directors

All,

It is with great sadness to inform you that I am resigning my position as a Director of Electronic Systems Technology, Inc. effective immediately.

Respectfully,

Florence M. Kirchner

Tommy L. Kirchner

Signed by Florence Kirchner with my Power of Attorney